FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2018

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 02 May, 2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 02 May 2018
Result of 2018 AGM

Exhibit 99

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2018 Annual General Meeting in London. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for re-election and were duly re-elected by the shareholders of Unilever PLC:
Nils Andersen, Laura Cha, Vittorio Colao, Marijn Dekkers, Judith Hartmann, Mary Ma, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, Paul Polman, John Rishton and Feike Sijbesma.

Andrea Jung was proposed for election for the first time and was duly elected by the shareholders of Unilever PLC.

Ann Fudge will retire as a Non-Executive Director at the close of the Unilever N.V. AGM on 3 May 2018.

POLL RESULTS - ANNUAL GENERAL MEETING 2 MAY 2018

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2017	887,672,536	98.89	9,982,912	1.11	897,655,448	72.88%	878,345
2. To approve the Directors' Remuneration Report	855,085,404	97.19	24,688,545	2.81	879,773,949	71.42%	18,758,929
3. To approve the Directors' Remuneration Policy**	551,927,886	64.19	307,862,477	35.81	859,790,363	69.80%	38,734,868
4.. To re-elect Mr N S Andersen as a Director**	894,480,937	99.63	3,355,647	0.37	897,836,584	72.89%	696,417
5. To re-elect Mrs L M Cha as a Director**	817,407,142	91.04	80,474,585	8.96	897,881,727	72.89%	652,480
6.To re-elect Mr V Colao as a Director**	878,818,163	97.88	19,023,190	2.12	897,841,353	72.89%	691,279
7. To re-elect Dr M Dekkers as a Director**	884,759,585	98.54	13,106,036	1.46	897,865,621	72.89%	669,354
8.To re-elect Dr J Hartmann as a Director**	865,863,848	98.42	13,935,703	1.58	879,799,551	71.43%	18,733,167
9. To re-elect Ms M Ma as a Director**	884,091,699	98.46	13,793,535	1.54	897,885,234	72.89%	648,129
10. To re-elect Mr S Masiyiwa as a Director**	896,434,254	99.84	1,393,359	0.16	897,827,613	72.89%	705,389
11. To re-elect Professor Y Moon as a Director**	896,586,921	99.86	1,258,571	0.14	897,845,492	72.89%	687,972
12. To re-elect Mr G Pitkethly as a Director**	895,310,198	99.71	2,567,264	0.29	897,877,462	72.89%	657,266
13.To re-elect Mr P G J M Polman as a Director**	886,088,405	98.68	11,811,381	1.32	897,899,786	72.90%	640,947
14. To re-elect Mr J Rishton as a Director**	892,290,307	99.38	5,554,783	0.62	897,845,090	72.89%	689,564
15. To re-elect Mr F Sijbesma as a Director**	895,147,042	99.70	2,688,817	0.30	897,835,859	72.89%	698,718
16. To elect Ms A Jung as a Director**	870,024,161	96.96	27,276,168	3.04	897,300,329	72.85%	1,234,349
17. To reappoint KPMG LLP as Auditors of the Company	894,256,515	99.60	3,617,637	0.40	897,874,152	72.89%	659,219
18. To authorise the Directors to fix the remuneration of the Auditor	894,430,872	99.62	3,416,046	0.38	897,846,918	72.89%	686,318
19. To authorise Political Donations and Expenditure	886,396,780	99.27	6,517,848	0.73	892,914,628	72.49%	5,600,964
20. To renew the authority to Directors to issue shares	891,101,372	99.23	6,900,539	0.77	898,001,911	72.90%	530,642
21. To renew the authority to Directors to disapply pre-emption rights	895,121,169	99.73	2,401,505	0.27	897,522,674	72.86%	1,012,286
22. To renew the authority to Directors to disapply pre-emption rights for the purposes of acquisitions or capital investments	871,534,944	97.09	26,079,798	2.91	897,614,742	72.87%	920,384
23. To renew the authority to the Company to purchase its own shares	887,092,045	98.80	10,797,719	1.20	897,889,764	72.89%	643,305
24. To shorten the Notice period for General Meetings	825,653,749	92.41	67,821,117	7.59	893,474,866	72.54%	5,060,009

Whilst shareholders approved the new Remuneration Policy at our AGM today, and is subject to being approved at the Unilever N.V. AGM on 3 May 2018, we recognise that a significant minority of shareholders have voted against the proposal.

Our new remuneration policy - which was approved by shareholders last year and subsequently applied to the top 3,000 managers in the company, outside the Executive Directors - is simpler, longer term, and requires greater personal commitment through share ownership to drive reward.

To address concerns about how these changes will work in practice for Executive Directors, the Chairman has confirmed Unilever will take the following four actions:

-     As previously announced, the MCIP 2018-2021 award following the AGM will be capped at 1.5x target.
-     Following Simplification, we will continue to provide shareholders with transparency on remuneration:
o          We will continue to put our Directors' Remuneration Policy to a binding vote every three years and
o          We will continue to put our Directors' Remuneration Report to an advisory vote every year
-     In the months ahead, we will consult further with our shareholders. Once completed, we will return to explain how we intend to address possible areas of concern before next year's AGM.

   NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are included to in the table above.
**  The resolution will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever N.V. to be held on 3 May 2018 in Rotterdam, the Netherlands (or any adjournment thereof) is approved.

- The total number of Unilever PLC Ordinary shares with voting rights in issue at 10.30am on Monday 30 April 2018 was 1,231,767,083. 78,389,278 Ordinary shares are held in treasury and do not have voting rights attached.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do  A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

2 May 2018

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.